# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mobile Infrastructure Corp, CIK 0001847874
CUSIP: 60739N101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 30 W. 4th Street, Cincinnati, Ohio (OH), 45202
Date of event which requires filing of this statement: 06/17/2025
Amends the filing with accession number 0001493152-24-029451
Filed by CIK 0001879349
Persons authorized to receive notices and communications: Manuel Chavez, III, 30 W. 4th Street, Cincinnati, Ohio (OH), 45202, (513) 834-5110

## Reporting persons
- HSCP Strategic III, L.P. (CIK 0001851084): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,972,193.5; shared voting power 0; sole dispositive power 19,972,193.5; shared dispositive power 0; aggregate amount beneficially owned 19,972,193.5 (44.8% of the class)
  Comment: See Item 5
- Manuel Chavez, III (CIK 0001879349): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 142,000; shared voting power 725,337; sole dispositive power 142,000; shared dispositive power 725,337; aggregate amount beneficially owned 867,337 (2% of the class)
  Comment: See Item 5
- Stephanie Hogue (CIK 0001879102): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 49,782; shared voting power 725,337; sole dispositive power 49,782; shared dispositive power 725,337; aggregate amount beneficially owned 775,119 (1.81% of the class)
  Comment: See Item 5
- Jeffrey Osher (CIK 0001806553): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 131,192; shared voting power 26,912,282.5; sole dispositive power 131,192; shared dispositive power 26,912,282.5; aggregate amount beneficially owned 27,043,474 (60.8% of the class)
  Comment: See Item 5
- Harvest Small Cap Partners Master, Ltd. (CIK 0001999797): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,340,457; shared voting power 0; sole dispositive power 4,340,457; shared dispositive power 0; aggregate amount beneficially owned 4,340,457 (10.2% of the class)
  Comment: See Item 5
- Harvest Small Cap Partners, L.P. (CIK 0001327697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,154,091; shared voting power 0; sole dispositive power 2,154,091; shared dispositive power 0; aggregate amount beneficially owned 2,154,091 (5.1% of the class)
  Comment: See Item 5

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Mobile Infrastructure Corp
Address of issuer's principal executive offices: 30 W. 4th Street, Cincinnati, Ohio (OH), 45202
Comment: Explanatory Note: This Amendment No. 6 to the statement on Schedule 13D (this "Amendment") relates to the common stock, $0.0001 par value per share (the "Common Stock") of Mobile Infrastructure Corporation, a Maryland corporation (the "Issuer") and amends the statement on Schedule 13D filed on September 6, 2023, as amended by the Amendment No. 1 to the statement on Schedule 13D filed on November 3, 2023, amendment No. 2 to the statement on Schedule 13D filed on July 29, 2024, amendment No. 3 to the statement on Schedule 13D filed on September 13, 2024, amendment No. 4 to the statement on Schedule 13D filed on October 7, 2024, and amendment No. 5 to the statement on Schedule 13D filed on November 22, 2024 (the "Original Schedule 13D" and, together with this Amendment, the "Statement"). Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings ascribed thereto in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following: the information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is here by supplemented as followed:

Bombe-MIC Pref Distribution:

On June 17, 2025, Bombe-MIC Pref, LLC ("Bombe Pref") distributed 1,498,636 shares of Common Stock of the Issuer held by it in a distribution to its members without consideration (the "Distribution").

No securities of the Issuer were directly or indirectly distributed to the Reporting Persons by Bombe Pref.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of May 1, 2025 is based on 42,391,674 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q for the fiscal quarter ended March 31, 2025. The amount beneficially owned by each Reporting Person does not include shares of Common Stock that may be issued upon redemption of Common Units (including Common Units which such person may acquire upon the vesting and conversion to Common Units of outstanding Performance Units and LTIP Units) because, upon the holder's election to redeem Common Units, the Issuer may elect to redeem such Common Units for cash or shares of Common Stock in the Issuer's sole discretion.

Manuel Chavez beneficially owns 867,337 shares of Common Stock or approximately 2.0% of the Issuer's outstanding Common Stock, of which Mr. Chavez has (i) the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 142,000 shares of Common Stock and (ii) the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of 725,337 shares of Common Stock. Mr. Chavez's beneficial ownership includes 382,978 shares of Common Stock issuable upon the exercise of 382,978 Warrants.

Stephanie Hogue beneficially owns 775,119 shares of Common Stock or approximately 1.81% of the Issuer's outstanding Common Stock, of which Ms. Hogue has (i) the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 49,234 shares of Common Stock and (ii) the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of 725,337 shares of Common Stock. Ms. Hogue's beneficial ownership includes (i) 382,978 shares of Common Stock issuable upon the exercise of 382,978 Warrants and (ii) 548 shares of Common Stock held indirectly by Ms. Hogue as custodian under accounts for the benefit of Ms. Hogue's children under the Uniform Gift to Minors Act.

Jeffrey Osher beneficially owns 27,043,474.5 shares of Common Stock or approximately 60.8% of the Issuer's outstanding Common Stock, of which Mr. Osher has (i) the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 131,192 shares of Common Stock and (ii) the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of 26,912,282.5 shares of Common Stock. Mr. Osher's beneficial ownership includes (i) 17,801978 shares of Common Stock held by HS3, (ii) 2,170,213.5 shares of Common Stock issuable upon the exercise of 2,170,213.5 Warrants held by HS3, (iii) 2,154,091 shares of Common Stock directly held by HSLP (as defined below); (iv) 4,340,457 shares of Common Stock directly held by HSCPM (as defined below); and (v) 445,541 shares of Common Stock directly held by O Cincy Family II, LLC.

HSCP Strategic III, L.P. ("HS3") beneficially owns 19,972,193.5 shares of Common Stock or approximately 44.8% of the Issuer's outstanding Common Stock, of which HS3 has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 19,972,193.5 shares of Common Stock. HS3's beneficially ownership includes 2,170,213.5 shares of Common Stock issuable upon the exercise of 2,170,213.5 Warrants.

Harvest Small Cap Partners Master, Ltd. ("HSCPM") beneficially owns 4,340,457 shares of Common Stock or approximately 10.2% of the Issuer's outstanding Common Stock, of which HSCPM has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 4,340,457 shares of Common Stock.

Harvest Small Cap Partners, L.P. ("HSCP") beneficially owns 2,154,091 shares of Common Stock or approximately 5.1% of the Issuer's outstanding Common Stock, of which HSCPM has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 2,154,091 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5a is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

## Signatures
- HSCP Strategic III, L.P.: /s/ Jeffrey Osher, Jeffrey Osher/Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of HS3 (06/17/2025)
- Manuel Chavez, III: /s/ Manuel Chavez, Manuel Chavez (06/17/2025)
- Stephanie Hogue: /s/ Stephanie Hogue, Stephanie Hogue (06/17/2025)
- Jeffrey Osher: /s/ Jeffrey Osher, Jeffrey Osher (06/17/2025)
- Harvest Small Cap Partners Master, Ltd.: /s/ Jeffrey Osher, Jeffrey Osher/Managing member of No Street Capital LLC, the investment manager of Harvest Small Cap Partners Master, Ltd. (06/17/2025)
- Harvest Small Cap Partners, L.P.: /s/ Jeffrey Osher, Jeffrey Osher/Managing member of No Street Capital LLC, the managing member of Harvest Small Cap Partners GP, LLC, the general partner of HSCP (06/17/2025)